United States securities and exchange commission logo





                          August 30, 2023

       Paul F. Hickey
       President and Chief Executive Officer
       ReShape Lifesciences Inc.
       18 Technology Dr, Suite 110
       Irvine, California 92618

                                                        Re: ReShape
Lifesciences Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 25,
2023
                                                            File No. 333-274227

       Dear Paul F. Hickey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Brett Hanson, Esq.